UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-23777

Penseco Financial Services Corporation

(Exact name of registrant as specified in its charter)

150 North Washington Avenue

Scranton, Pennsylvania 18503-1848

(570) 346-7741

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Zero.

Pursuant to the requirements of the Securities Exchange Act of 1934, Peoples Financial Services Corp., as successor to Penseco Financial Services Corporation pursuant to the merger of Penseco Financial Services Corporation with and into Peoples Financial Services Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 10, 2013	PEOPLES FINANCIAL SERVICES CORP.

	By:	/s/ Craig W. Best
	Name:	Craig W. Best
	Title:	President and CEO